SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  _____________

                                   SCHEDULE 13G
                                  (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                               PURSUANT TO 13d-2(b)
                               (Amendment No. 1){1}


                        The United Illuminating Company
-------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    910637
-------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 1998
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            / /  Rule 13d-1(b)

            /X/  Rule 13d-1(c)

            / /  Rule 13d-1(d)


**FOOTNOTES**

     {1}   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 910637                          13G                 Page 2 of 6 Pages

 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      David T. Chase

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                               (b) /X/

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.


                             5    SOLE VOTING POWER
                                  88,000 shares, to the extent that the
          NUMBER OF               reporting person has been temporarily
           SHARES                 transferred voting power over such shares.
        BENEFICIALLY         6    SHARED VOTING POWER
        OWNED BY EACH             0 shares
          REPORTING          7    SOLE DISPOSITIVE POWER
           PERSON                 88,000 shares, to the extent that the
            WITH                  reporting person has been temporarily
                                  transferred dispositive power over such
                                  shares.
                             8    SHARED DISPOSITIVE POWER
                                  782,000 shares


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      870,000 shares, to the extent that the reporting person has been temporarily transferred voting and dispositive power over 88,000 of such shares.

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                              /X/

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      6.1%

 12   TYPE OF REPORTING PERSON*
      IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

            The United Illuminating Company

Item 1(b).  Address of Issuer's Principal Executive Offices:

            157 Church Street
            New Haven, CT 06506

Item 2(a).  Name of Person Filing:

            David T. Chase

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            D.T. Chase Enterprises, Inc.
            One Commercial Plaza
            Hartford, Connecticut 06103

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            common stock, no par value ("Common Stock")

Item 2(e).  CUSIP Number:

            910637

Item 3. If this statement is filed pursuant to Rule 13d-1(c), check this box. [ x ]

Item 4.     Ownership.*

        (a) Amount Beneficially Owned: 870,000 shares, to the extent the reporting person has been temporarily transferred beneficial ownership of 88,000 of such shares

        (b)  Percent of Class: 6.1 %

        (c)  Number of shares as to which such person has:

        (i) Sole power to vote or to direct the vote: 88,000 shares, to the extent that the reporting person has been temporarily transferred voting power over such shares

        (ii) Shared power to vote or to direct the vote: 0 shares

        (iii)Sole power to dispose or to direct the disposition of: 88,000 shares, to the extent that the reporting person has been temporarily transferred dispositive power over such shares.

        (iv) Shared power to dispose or to direct the disposition of: 782,000 shares

     * The reporting person may be deemed to beneficially own 870,000 shares of Common Stock (representing approximately 6.1% of the shares of Common Stock outstanding), including 88,000 shares which are currently on loan from his wife, Rhoda L. Chase. The reporting person has the sole power to vote, direct the vote of, dispose of and direct the disposition of such 88,000 shares of Common Stock during the term of such loan. The reporting person does not have the power to vote or direct the vote of any other shares of Common Stock. The reporting person shares the power to direct the disposition of (i) 332,000 shares of Common Stock owned by Rhoda L. Chase with Rhoda L. Chase,
        (ii) 79,000 shares of Common Stock owned by his daughter, Cheryl A. Chase, with Cheryl A. Chase, (iii) 225,000 shares of Common Stock owned by his son, Arnold L. Chase, with Arnold L. Chase and (iv) 146,000 shares of Common Stock owned by The Darland Trust (the "Trust"), a trust of which Cheryl A. Chase and her children are the beneficiaries, with the Trust.

        This schedule does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of the (i) 200 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned by Cheryl A. Chase as custodian for her children, (ii) 5,300 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, beneficially owned by Arnold L. Chase as custodian for his children, or (iii) 200,000 shares of Common Stock, or 1.4% of the shares of Common Stock outstanding, owned by DTC Holdings Corporation ("DTCHC"). DTCHC, formerly known as American Ranger,
        Inc., is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. The reporting person, Arnold L. Chase and Cheryl A. Chase, are the directors and executive officers of DTCHC and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by the reporting person (33.95%), Rhoda L. Chase (2.21%), Arnold L. Chase (9.34%), Cheryl A. Chase (14.74%), five trusts for the benefit of Arnold L. Chase's children and two trusts for the benefit of Arnold L. Chase, his spouse and/or his children, of which Stanley N. Bergman and Arnold L. Chase are co-trustees (20.15% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children and two trusts for the benefit of Cheryl A. Chase and/or her children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (19.61% in the aggregate).

        The reporting person has not agreed to act together with DTCHC or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

        As long as he continues to borrow such shares, the reporting person will have the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the 88,000 shares of Common Stock he has borrowed from Rhoda L. Chase. The reporting person has agreed to pay to Rhoda L. Chase all dividends and distributions made with respect to such shares of Common Stock while they are on loan to him. Each of the reporting person and, with respect to (i) 332,000 shares of Common Stock, Rhoda L. Chase, (ii) 79,000 shares of Common Stock, Cheryl A. Chase, (iii) 225,000 shares of Common Stock, Arnold L. Chase and (iv) 146,000 shares of Common Stock, the Trust, has the power to direct the dividends from, and the proceeds from the sale of, the other shares of Common Stock beneficially owned by the reporting person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable

Item 10.Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 2, 1999                      /s/ David T. Chase
                                             ---------------------
                                             David T. Chase